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Jeanene Morgan

Independent Business Owner at Morgan Consulting, Inc.

Irvine, California

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Morgan Consulting, Inc.

University of Dallas

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 75 connections

Experienced Independent Business Owner with a demonstrated history of working in the finance and general business support industry. Skilled in Cash Flow, Executive Reporting, Management, Mergers & Acquisitions, and Financial Accounting. Strong entrepreneurship professional with a MBA focused in I...

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Experience

Independent Business Owner

Morgan Consulting, Inc.

Mar 2014 – Present · 4 yrs 11 mos

Morgan Consulting, Inc. provides outsourced CFO, Controller and management consulting services to small and mid-sized businesses. We understand the importance of qualified expertise to oversee the operational accounting and reporting that allows you to spend your time managing and expanding your business. Our experience in outsourced financial and management services in a variety of industries and companies gives us the ability to quickly understand your business, solve problems, and provide practical strategic solutions. We provide timely information to understand your business situation and make strategic financial decisions. We strive to help you protect and enhance the financial stability of your ... See more

Chief Financial Officer

Genius Brands International, Inc.

Jan 2009 – Mar 2014 · 5 yrs 3 mos
Greater San Diego Area

Provided accounting and management consulting services as Controller prior to joining Company as Chief Accounting and Operations Officer in 2010. Appointment to Chief Financial Officer in 2011. Coordinate all financial services and operations, including creation and filing of financial data, audits and reviews, internal control procedure creation and review, c... See more

Owner

Morgan Consulting

2000 – 2009 · 9 yrs

Education

University of Dallas

MBA, International Management

1999 – 2000

 

BSBA, Accounting
1992 – 1993

Skills & Endorsements

Financial Reporting · 7
Endorsed by Jayme McWidener (McDonald), CPA, who is highly skilled at this

Accounting · 7
Genni Currans and 6 connections have given endorsements for this skill

Marketing Strategy · 6
Endorsed by Howard Balaban, who is highly skilled at this

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Recommendations

Received (7)   Given (2)

klaus moeller
Founder at Hiero 2, Inc.
August 18, 2015, klaus was senior to Jeanene but didn't manage directly

Jeanene Morgan worked as CFO for both Genius Brands International and Capital Art, two publicly quoted companies. I have never in my 30 years of running companies worked with anyone more diligent and professional. Jeanene did not only handle all accounting issues but also all SEC reportin... **See more**

Todd Bulloch
Chief Financial and Operating Officer at Hey Grill, Hey LLC
August 22, 2014, Todd worked with Jeanene but at different companies

I worked directly with Jeanene over a few year span, with multiple projects per year. I had a front row seat while watching Jeanene successfully organize financial records for a promising company that was in a difficult situation at the time. She is very competent, and on top of that, she always found a way to wear a ... **See more**

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